UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 6)*

                          FIRST MARBLEHEAD CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

--------------------------------------------------------------------------------
                                  Common Stock
                         (Title of Class of Securities)

                                    320771108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   May 4, 2006
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]  Rule 13d-1(b)
                  [  ]  Rule 13d-1(c)
                  [X ]  Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 pages

----------------------------                            ------------------------
CUSIP No. 32077108                       13G            Page  2  of   8 Pages
----------------------------                            ------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Interlaken Investment Partners, L.P.

---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [X]
---------- ---------------------------------------------------------------------
        3   SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

---------- ---------------------------------------------------------------------

           Delaware
--------------------------------------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             0
     OWNED BY        ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            0
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           0%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

                               Page 2 of 8 Pages

------------------------------                           -----------------------
CUSIP No. 32077108                      13G              Page  3 of   8  Pages
------------------------------                           -----------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           William R. Berkley
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

---------- ---------------------------------------------------------------------

           U.S.
--------------------------------------------------------------------------------
                         5  SOLE VOTING POWER

                            4,416,418
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             0
     OWNED BY        ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                4,416,418
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            0
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,416,418

---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           7.0%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

                               Page 3 of 8 pages

Item 1(a)           Name of Issuer:
                    --------------

                    The First Marblehead Corporation (the "Issuer")

Item 1(b)           Address of Issuer's Principal Executive Offices:
                    -----------------------------------------------

                    The Prudential Tower
                    800 Boylston Street, 34th Floor
                    Boston, MA 02199-8157

Items 2(a)          Name of Person Filing; Address of Principal Business Office:
                    -----------------------------------------------------------

                    This statement is filed jointly on behalf of the persons identified below, in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

                    Interlaken Investment Partners, L.P. ("Investment Partners") William R. Berkley ("Berkley")


Item 2(b)           Address of Principal Business Office or, if None, Residence
                    -----------------------------------------------------------

                    The address of each of Investment Partners and Berkley is:

                    475 Steamboat Road
                    Greenwich, CT 06830

Item 2(c)           Citizenship:
                    -----------

                    For the citizenship of Investment Partners and Berkley, see
                    Item 4 of the cover sheet for each such Reporting Person.


Item 2(d)           Title of Class of Securities:
                    ----------------------------

                    Common Stock, par value $0.01 per share ("Common Stock")

Item 2(e)           CUSIP Number:
                    ------------

                    320771108

                               Page 4 of 8 pages



Item 3              If this statement is filed pursuant to ss.ss. 240.13d-1(b)
                    -----------------------------------------------------------
                    or 240.13d-2(b) or (c), check whether the  person is filing
                    -----------------------------------------------------------
                    as a:
                    -----

                    Not Applicable


Item 4.             Ownership:
                    ---------
                    (a) Amount beneficially owned:

                    As of May 4, 2006, (i) Investment Partners did not directly own any shares of Common Stock, (ii) Interlaken Management Partners, L.P. ("Management Partners") owned 2,172,349 shares of Common Stock, (iii) Berkley owned directly 1,778,930 shares of Common Stock and options to purchase 16,000 shares of Common Stock, which options are currently exercisable, (iv) Berkley Peninsula LLC owned 250,000 shares of Common Stock, and (v) The Berkley Family Foundation, Inc. ("The Berkley Foundation") owned 199,139 shares of Common Stock.

                    Berkley is the President and sole shareholder of Lake Management, Inc., which is the sole general partner of Management Partners, which is the sole general partner of Investment Partners. As such, Berkley indirectly controls Management Partners and may be deemed to have beneficial ownership of the 2,172,349 shares of Common Stock held by Management Partners. Berkley is the Managing Director and sole owner of Berkley Peninsula LLC and may be deemed to be the beneficial owner of the shares of Common Stock held by Berkley Peninsula LLC. Berkley is the President of The Berkley Foundation and may be deemed to be the beneficial owner of the shares of Common Stock held by The Berkley Foundation.

                    Berkley disclaims beneficial ownership of all shares of Common Stock owned by Investment Partners, Management Partners and The Berkley Foundation except, in each case, to the extent of any indirect pecuniary interest therein.


                               Page 5 of 8 pages


                    (b) Percent of class

                    Based upon 62,899,260 shares of Common Stock outstanding, as reported in the Issuer's Form 8-K filed on April 27, 2006, Investment Partners is deemed to hold none of the Issuer's outstanding Common Stock and Berkley is deemed to hold 7.0% of the Issuer's outstanding Common Stock.

                    (c) Number of shares as to which the person has:

                    Interlaken Investment Partners, L.P.: 0 shares with sole power to vote or to direct the vote; 0 shares with shared power to vote or to direct the vote; 0 shares with sole power to dispose of or to direct the disposition of; 0 shares with shared power to dispose of or to direct the disposition of

                    William R. Berkley: 4,416,418 shares with sole power to vote or to direct the vote; 0 shares with shared power to vote or to direct the vote; 4,416,418 shares with sole power to dispose of or to direct the disposition of; 0 shares with shared power to dispose of or to direct the disposition of


Item 5              Ownership of Five Percent or Less of a Class:
                    --------------------------------------------

                    N/A

Item 6              Ownership of More than Five Percent on Behalf of Another
                    --------------------------------------------------------
                    Person:
                    ------
                    N/A

Item 7              Identification and Classification of the Subsidiary Which
                    --------------------------------------------------------
                    Acquired the Security Being Reported on By the Parent
                    --------------------------------------------------------
                    Holding Company:
                    ---------------

                    N/A

Item 8              Identification and Classification of Members of the Group:
                    ---------------------------------------------------------
                    N/A

Item 9              Notice of Dissolution of Group:
                    ------------------------------

                    N/A


                               Page 6 of 8 pages

Item 10             Certification:
                    -------------

                    N/A


                               Page 7 of 8 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 5, 2006

                                  INTERLAKEN INVESTMENT PARTNERS, L.P.
                                  By:  Interlaken Management Partners, L.P.,
                                  its general partner
                                  By: Lake Management, Inc., its general partner

                                  By: /s/ William R. Berkley, President
                                      ------------------------------------------
                                          William R. Berkley, President

                                  Date: May 5, 2006
                                        ----------------------------------------






                                  By: /s/ William R. Berkley, President
                                      ------------------------------------------
                                          William R. Berkley, President

                                  Date: May 5, 2006
                                        ----------------------------------------

                               Page 8 of 8 Pages